EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	6/30/04
Fixed Charges:
Interest on First Mortgage Bonds	$65,697	$56,003	$48,441	$43,743	$30,746	$24,496
Interest on Other Long-term Debt	50,712	59,559	61,045	67,212	81,452	76,534
Interest on Short-term Debt	5,959	8,847	10,722	4,890	590	1,385
Miscellaneous Interest Charges	8,212	26,284	4,285	6,453	7,732	8,068
Estimated Interest Element in Lease Rentals	6,100	6,300	5,800	4,500	3,200	3,200

Total Fixed Charges	$136,680	$156,993	$130,293	$126,798	$123,720	$113,683

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$120,492	$64,906	$161,818	$205,492	$202,783	$196,156
Plus Federal Income Taxes	70,950	117,872	81,934	100,974	103,492	99,176
Plus State Income Tax Expenses (Credits)	5,085	15,307	14,789	9,952	1,728	8,817
Plus Fixed Charges (as above)	136,680	156,993	130,293	126,798	123,720	113,683

Total Earnings	$333,207	$355,078	$388,834	$443,216	$431,723	$417,832

Ratio of Earnings to Fixed Charges	2.43	2.26	2.98	3.49	3.48	3.67